Progress Acquisition Corp.

50 Milk Street, 16th Floor

Boston, MA 02109

February 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ronald E. Alper

Re:	Progress Acquisition Corp.

Registration Statement on Form S-1

Filed January 13, 2021, as amended

File No. 333-252084

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Progress Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on February 8, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Richard Gallagher
Richard Gallagher
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP Graubard Miller